UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington , DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1342645

As at November 6, 2007

FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
 Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: November 6, 2007

Print the name and title of the signing officer under his signature.

Ste. 1020, 800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.farallonresources.com

MEXICAN PROSECUTOR RULES ON CRIMINAL MISCONDUCT CASE
FINDS NO GROUNDS FOR PROSECUTION

November 6, 2007 - Vancouver, BC - Farallon Resources Ltd. ("Farallon" or the "Company") (TSX: FAN, OTCBB: FRLLF) announces that its legal representatives have advised the Company about a recent ruling of the Prosecutor General's Office in Hermosillo, Sonora State, Mexico. The Mexican authorities have issued a ruling, finding no evidence of any criminal misconduct in a complaint filed by David L. Hermiston in 1999. The ruling states that there are no grounds whatsoever for criminal prosecution against Farallon or any of its Directors in this matter. The ruling has been properly confirmed by the Auxiliaries of the Public Prosecutor for Sonora State and is definitive.

This now concludes the criminal action by Mr. Hermiston. The Public Prosecutor has ruled on it two times and, in each instance, has found that there is no basis for the allegations made by Mr. Hermiston. This latest ruling has been fully ratified and is definitive. A chronology of the case action is attached.
Dick Whittington said: "This ruling is extremely gratifying. Mr. Hermiston has continually made unfounded allegations against the Company, its Board and executives and, once again, these allegations have been judged to be completely without merit. The case has been outstanding for a long time, in part, due to Mr. Hermiston's actions to frustrate our efforts to have an early resolution of this matter. Farallon has always conducted itself professionally and with full respect for the law in Mexico and will continue to do so."

For further details on Farallon Resources Ltd. and its Campo Morado property, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Information
This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, continuity of mineralization, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes that the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks and may require achievement of a number of technical, economic and legal objectives, including obtaining lower than expected grades and quantities of mineralization and resources, recovery rates and mining rates, changes in and the effect of government policies with respect to mineral exploration and exploitation, the possibility of adverse developments in the financial markets generally, delays in exploration, development and construction projects, fluctuations in the prices of zinc, gold, silver, copper, lead and other commodities, obtaining additional mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground and processing facilities as well as receipt of additional financing to fund mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com and the Company's annual report on Form 20-F at www.sec.gov.

Chronology of Hermiston criminal complaint

i) In 1999, Hermiston filed a criminal complaint with the Attorney General's Office in Hermosillo, State of Sonora, alleging forgery of documents, abuse of confidence, criminal association, concealment and false statement on the part of Farallon and its Directors under case 16/99.
ii) On March 4, 2002 the Attorney General's Office in the State of Sonora issued a ruling stating that there was no basis for criminal charges as there was no evidence presented that would indicate any responsibility on the part of the Company or its representatives in regard to the above mentioned allegations.
iii) On March 10, 2003 Hermiston filed an Amparo against the ruling before the Tenth District judge in the State of Sonora and enjoined the Company as a third party.
iv) On April 23, 2003 the judge denied Hermiston's application for an Amparo.
v) On June 5, 2003 Hermiston filed an appeal with the Second Collegiate Court of the Fifth District in Hermosillo against the judge's decision denying the Amparo under case 215/2003.
vi) On January 21, 2004 the Court overturned the ruling and restored the basis of the Amparo.
vii) On February 27, 2004 a "Constitutional Hearing" took place to rule on the Amparo filed by Hermiston and the Amparo was again denied.
viii) On March 23, 2004 Hermiston again filed an appeal with the Second Collegiate Court of the Fifth Circuit in Hermosillo under case 155/2004.
ix) On February 3, 2005 the Court ruled in favour of Hermiston's application for an Amparo. As a consequence, the Attorney General's Office reviewed the evidence submitted in case 16/99 and issued a ruling on the merits of the case.
x) On October 25, 2007 the Prosecutor General issued a ruling finding no evidence of any criminal misconduct by Farallon and any of its Directors. This is the second time the Prosecutor General has ruled on the issue and, in each instance, has found that there is no basis for Mr. Hermiston's allegations. The ruling has been properly confirmed and ratified and is definitive.